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                              June 22, 2021

       Andr   Spolidoro Ferreira Gomes
       Chief Financial Officer
       VTEX
       125 Kingsway, WC2B 6NH
       London, United Kingdom

                                                        Re: VTEX
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 8,
2021
                                                            CIK No. 0001793663

       Dear Mr. Spolidoro Ferreira Gomes:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 1, 2021 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on June 8, 2021

       Although we have experienced significant growth in recent periods..., page 19

   1. We note your revisions in response to prior comment 7. Please clarify how long the
                                                        "recent history of net
losses" has lasted. In addition, balance your disclosure about significant growth of
revenues and ARR in your graphics with equally prominent
                                                        disclosure about your
history of net losses.
       Risk Factors, page 19

   2. We note your response to prior comment 7. However, since your CSO's statements were made contemporaneous
with your private financing, you should consider adding an
 Andr   Spolidoro Ferreira Gomes
VTEX
June 22, 2021
Page 2
      appropriate risk factor highlighting the potential liability stemming from these incorrect statements.
Business
Overview, page 113

3. We note your revisions in response to prior comment 4. Please further revise to quantify the percentage of revenue that comes from blue-chip companies and to define blue-chip companies in the Prospectus Summary.
Management
Committees
Compensation Committee, page 141

4. Please reconcile your disclosure regarding your Compensation Committee with your disclosure on page 161 that you "currently have no intention to establish a Compensation
      Committee." In addition, please disclose whether Messrs. Passoni and Alvarez-Demalde are independent directors.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameAndr   Spolidoro Ferreira Gomes
                                                            Division of
Corporation Finance
Comapany NameVTEX
                                                            Office of
Technology
June 22, 2021 Page 2
cc:       Grenfel Calheiros
FirstName LastName